03038467

RECD S.E.C.
NOV 21 2003
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than November 30, 2003	**333-103345**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
NOV 24 2003
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on November 21, 2003.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ David Zielke
David Zielke
First Vice President and Counsel

EXHIBIT INDEX

<u>Exhibit</u>

P	99.1	Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2003-S13. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The
Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

FASTrader

WAMU-03S13 A (I-1-A-1)

WAMU-03S13 A (I-1-A-1)

Dated Date:	11/1/03	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/28/03	WAM:	.00
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A	P-Des:	A
Cusip:		Description:	SENIOR
Orig. Bal:	19,500,000.00	Current Bal:	19,500,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.17	2.75	3.20	3.56	3.84	4.08
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.27	4.43	4.57	4.68	4.79	4.88	4.96	5.05	5.26	5.35

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay		100% PSA	250% PSA	500% PSA
Price 100: 0	Yield	5.24	5.20	5.14
	Mod. Duration	5.34	3.23	2.14
Price 100: 4	Yield	5.22	5.16	5.09
	Mod. Duration	5.35	3.23	2.14
Price 100: 8	Yield	5.20	5.12	5.03
	Mod. Duration	5.35	3.24	2.14
Price 100:12	Yield	5.17	5.08	4.97
	Mod. Duration	5.36	3.24	2.14
Price 100:16	Yield	5.15	5.05	4.91
	Mod. Duration	5.36	3.24	2.14
Price 100:20	Yield	5.13	5.01	4.85
	Mod. Duration	5.36	3.24	2.14
Price 100:24	Yield	5.10	4.97	4.80
	Mod. Duration	5.37	3.24	2.15

Security	% of Orig. Bal	Face Value
WAMU-03S13 A (I-1-A-1)	100.00	19,500,000.00

*** Please see attached document for detailed scenario assumptions used. ***

Bear Stearns & Co., Inc
dealamari

FASTrader
WAMU-03S13 PD (II-2-A-1)

WAMU-03S13 PD (II-2-A-1)

Dated Date:	11/1/03	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/28/03	WAM:	.00
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	PD	P-Des:	PD
Cusip:		Description:	SENIOR
Orig. Bal:	158,975,200.00	Current Bal:	158,975,200.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.18	2.75	3.21	3.57	3.85	4.09
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.44	4.58	4.69	4.80	4.88	4.97	5.05	5.26	5.35

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay		100% PSA	250% PSA	500% PSA
Price 100:31+	**Yield**	4.80	4.73	4.60
	Mod. Duration	5.29	4.05	2.88
Price 101: 3+	**Yield**	4.78	4.70	4.55
	Mod. Duration	5.29	4.06	2.89
Price 101: 7+	**Yield**	4.76	4.67	4.51
	Mod. Duration	5.29	4.06	2.89
Price 101:11+	**Yield**	4.73	4.64	4.47
	Mod. Duration	5.30	4.06	2.89
Price 101:15+	**Yield**	4.71	4.61	4.43
	Mod. Duration	5.30	4.07	2.89
Price 101:19+	**Yield**	4.69	4.58	4.38
	Mod. Duration	5.31	4.07	2.90
Price 101:23+	**Yield**	4.66	4.55	4.34
	Mod. Duration	5.31	4.07	2.90

Security	% of Orig. Bal	Face Value
WAMU-03S13 PD (II-2-A-1)	100.00	158,975,200.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
WAMU-03S13 AA (I-2-A-1)

WAMU-03S13 AA (I-2-A-1)

Dated Date:	11/1/03
Trade Date:	1/1/01
Settle Date:	11/28/03
Date of 1st CF:	12/25/03
Pmts Per Year:	
Manager:	
Face:	.00
Speed Assumpt.:	

Monthly Prepayment

Date	PSA	CPR

Pricing

WAC: .00
WAM: .00
Type:

Collateral

Cumulative Prepayment

Deal Comments

Tranche Details

Des:	AA	P-Des:	AA
Cusip:		Description:	SENIOR/AAA
Orig. Bal:	58,174,000.00	Current Bal:	58,174,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.18	2.76	3.21	3.57	3.85	4.09
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.44	4.58	4.69	4.80	4.89	4.97	5.05	5.27	5.36

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay		100% PSA	250% PSA	500% PSA
Price 100:16	Yield	5.42	5.31	5.17
	Mod. Duration	5.85	3.41	2.21
Price 100:20	Yield	5.39	5.27	5.12
	Mod. Duration	5.86	3.42	2.21
Price 100:24	Yield	5.37	5.24	5.06
	Mod. Duration	5.86	3.42	2.22
Price 100:28	Yield	5.35	5.20	5.01
	Mod. Duration	5.87	3.42	2.22
Price 101: 0	Yield	5.33	5.17	4.95
	Mod. Duration	5.87	3.42	2.22
Price 101: 4	Yield	5.31	5.13	4.89
	Mod. Duration	5.88	3.43	2.22
Price 101: 8	Yield	5.29	5.09	4.84
	Mod. Duration	5.88	3.43	2.22

Security	% of Orig. Bal	Face Value
WAMU-03S13 AA (I-2-A-1)	100.00	58,174,000.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
WAMU-03S13 AB (I-2-A-2)

WAMU-03S13 AB (I-2-A-2)

Dated Date:	11/1/03	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/28/03	WAM:	.00
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	AB	P-Des:	AB
Cusip:		Description:	SENIOR/AAA
Orig. Bal:	50,000,000.00	Current Bal:	50,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.18	2.76	3.22	3.57	3.85	4.09
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.28	4.44	4.58	4.69	4.81	4.89	4.97	5.05	5.27	5.36

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay			100% PSA	250% PSA	500% PSA
Price	100:15	Yield	5.41	5.30	5.17
		Mod. Duration	5.48	3.19	2.10
Price	100:19	Yield	5.39	5.26	5.11
		Mod. Duration	5.48	3.19	2.10
Price	100:23	Yield	5.37	5.22	5.05
		Mod. Duration	5.49	3.19	2.10
Price	100:27	Yield	5.34	5.19	4.99
		Mod. Duration	5.49	3.19	2.10
Price	100:31	Yield	5.32	5.15	4.93
		Mod. Duration	5.50	3.20	2.10
Price	101: 3	Yield	5.30	5.11	4.87
		Mod. Duration	5.50	3.20	2.10
Price	101: 7	Yield	5.28	5.07	4.81
		Mod. Duration	5.51	3.20	2.10

Security	% of Orig. Bal	Face Value
WAMU-03S13 AB (I-2-A-2)	100.00	50,000,000.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
WAMU-03S13 B (I-1-A-2)

WAMU-03S13 B (I-1-A-2)

Dated Date:	11/1/03
Trade Date:	1/1/01
Settle Date:	11/28/03
Date of 1st CF:	12/25/03
Pmts Per Year:	
Manager:	
Face:	.00
Speed Assumpt.:	

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	B	P-Des:	B
Cusip:		Description:	SENIOR
Orig. Bal:	7,883,750.00	Current Bal:	7,883,750.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.18	2.76	3.21	3.56	3.85	4.08
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.44	4.58	4.69	4.80	4.88	4.97	5.05	5.27	5.36

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay			100% PSA	250% PSA	500% PSA
Price	93:16	Yield	5.83	6.04	6.46
		Mod. Duration	11.97	8.61	5.44
Price	93:20	Yield	5.82	6.02	6.44
		Mod. Duration	11.98	8.61	5.45
Price	93:24	Yield	5.81	6.01	6.41
		Mod. Duration	11.99	8.62	5.45
Price	93:28	Yield	5.80	5.99	6.39
		Mod. Duration	11.99	8.62	5.45
Price	94: 0	Yield	5.79	5.97	6.36
		Mod. Duration	12.00	8.63	5.45
Price	94: 4	Yield	5.78	5.96	6.34
		Mod. Duration	12.01	8.63	5.45
Price	94: 8	Yield	5.76	5.94	6.32
		Mod. Duration	12.01	8.63	5.46
Price	94:10	Yield	5.76	5.94	6.30
		Mod. Duration	12.02	8.64	5.46

Security	% of Orig. Bal	Face Value
WAMU-03S13 B (I-1-A-2)	100.00	7,883,750.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
WAMU-03S13 F (I-3-A-1)

WAMU-03S13 F (I-3-A-1)

Dated Date:	11/1/03	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/28/03	WAM:	.00
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	F	P-Des:	F
Cusip:		Description:	Floater
Orig. Bal:	25,177,800.00	Current Bal:	25,177,800.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.72	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.6000 Cap 8.0000 @ 7.4000 Floor 0.6000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.16	2.75	3.20	3.55	3.84	4.07
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.26	4.43	4.57	4.68	4.79	4.87	4.96	5.04	5.25	5.35

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.12000 100% PSA	1.12000 250% PSA	1.12000 500% PSA
Price 99:16	Yield	1.78	1.81	1.87
	Mod. Duration	9.75	5.82	3.49
Price 99:20	Yield	1.76	1.79	1.83
	Mod. Duration	9.76	5.83	3.49
Price 99:24	Yield	1.75	1.77	1.80
	Mod. Duration	9.77	5.83	3.49
Price 99:28	Yield	1.74	1.75	1.76
	Mod. Duration	9.77	5.84	3.50
Price 100: 0	Yield	1.73	1.73	1.73
	Mod. Duration	9.78	5.84	3.50
Price 100: 4	Yield	1.71	1.70	1.69
	Mod. Duration	9.79	5.85	3.50
Price 100: 8	Yield	1.70	1.68	1.65
	Mod. Duration	9.80	5.86	3.50
Price 100:10	Yield	1.69	1.67	1.64
	Mod. Duration	9.80	5.86	3.51

Security	% of Orig. Bal	Face Value
WAMU-03S13 F (I-3-A-1)	100.00	25,177,800.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
WAMU-03S13 FA (II-3-A-1)

WAMU-03S13 FA (II-3-A-1)

Dated Date:	11/1/03	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	11/28/03	WAM: .00
Date of 1st CF:	12/25/03	Type:
Pmts Per Year:		**Collateral**
Manager:		**Cumulative Prepayment**
Face:	.00	
Speed Assumpt.:		

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	FA	P-Des:	FA
Cusip:		Description:	Floater
Orig. Bal:	16,162,200.00	Current Bal:	16,162,200.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.67	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 0.5500 Cap 8.0000 @ 7.4500 Floor 0.5500 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.21	2.80	3.25	3.60	3.88	4.12
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.31	4.47	4.61	4.72	4.83	4.91	4.99	5.08	5.28	5.37

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

1M_LIB	Prepay	1.12000 100% PSA	1.12000 250% PSA	1.12000 500% PSA
Price 99:20	Yield	1.74	1.76	1.80
	Mod. Duration	6.15	4.56	3.13
Price 99:24	Yield	1.72	1.73	1.76
	Mod. Duration	6.15	4.57	3.14
Price 99:28	Yield	1.70	1.71	1.72
	Mod. Duration	6.15	4.57	3.14
Price 100: 0	Yield	1.68	1.68	1.68
	Mod. Duration	6.16	4.57	3.14
Price 100: 4	Yield	1.66	1.65	1.64
	Mod. Duration	6.16	4.58	3.14
Price 100: 8	Yield	1.64	1.62	1.60
	Mod. Duration	6.16	4.58	3.15
Price 100:12	Yield	1.62	1.60	1.56
	Mod. Duration	6.17	4.58	3.15

Security	% of Orig. Bal	Face Value
WAMU-03S13 FA (II-3-A-1)	100.00	16,162,200.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader
WAMU-03S13 L (I-2-A-5)

WAMU-03S13 L (I-2-A-5)

Dated Date:	11/1/03	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/28/03	WAM:	.00
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	L	P-Des:	L
Cusip:		Description:	SENIOR/NAS/AAA
Orig. Bal:	15,250,000.00	Current Bal:	15,250,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.17	2.75	3.21	3.56	3.85	4.08
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.27	4.44	4.58	4.69	4.80	4.88	4.96	5.05	5.26	5.35

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay		100% PSA	250% PSA	500% PSA
Price 99:17	Yield	5.57	5.58	5.58
	Mod. Duration	9.80	8.18	6.91
Price 99:21	Yield	5.56	5.56	5.56
	Mod. Duration	9.80	8.19	6.92
Price 99:25	Yield	5.55	5.55	5.54
	Mod. Duration	9.81	8.19	6.92
Price 99:29	Yield	5.54	5.53	5.52
	Mod. Duration	9.81	8.19	6.92
Price 100: 1	Yield	5.52	5.51	5.51
	Mod. Duration	9.82	8.20	6.93
Price 100: 5	Yield	5.51	5.50	5.49
	Mod. Duration	9.82	8.20	6.93
Price 100: 9	Yield	5.50	5.48	5.47
	Mod. Duration	9.83	8.21	6.93

Security	% of Orig. Bal	Face Value
WAMU-03S13 L (I-2-A-5)	100.00	15,250,000.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader

WAMU-03S13 PC (II-1-A-1)

WAMU-03S13 PC (II-1-A-1)

Dated Date:	11/1/03	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/28/03	WAM:	.00
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	PC	P-Des:	PC
Cusip:		Description:	SENIOR
Orig. Bal:	90,898,200.00	Current Bal:	90,898,200.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.18	2.76	3.21	3.57	3.85	4.08
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.44	4.58	4.69	4.80	4.88	4.97	5.05	5.26	5.35

Settlement Date: 11/28/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay		100% PSA	250% PSA	500% PSA
Price 97:31	**Yield**	4.87	4.98	5.15
	Mod. Duration	5.24	4.00	2.85
Price 98: 3	**Yield**	4.85	4.94	5.11
	Mod. Duration	5.25	4.01	2.85
Price 98: 7	**Yield**	4.83	4.91	5.06
	Mod. Duration	5.25	4.01	2.85
Price 98:11	**Yield**	4.80	4.88	5.02
	Mod. Duration	5.26	4.02	2.85
Price 98:15	**Yield**	4.78	4.85	4.97
	Mod. Duration	5.26	4.02	2.86
Price 98:19	**Yield**	4.75	4.82	4.93
	Mod. Duration	5.26	4.02	2.86
Price 98:23	**Yield**	4.73	4.79	4.89
	Mod. Duration	5.27	4.03	2.86

Security	% of Orig. Bal	Face Value
WAMU-03S13 PC (II-1-A-1)	100.00	90,898,200.00

*** Please see attached document for detailed scenario assumptions used. ***

FASTrader

WAMU-03S13 PD (II-2-A-1)

WAMU-03S13 PD (II-2-A-1)

Dated Date:	11/1/03
Trade Date:	1/1/01
Settle Date:	11/28/03
Date of 1st CF:	12/25/03
Pmts Per Year:	
Manager:	
Face:	.00
Speed Assumpt.:	

Monthly Prepayment
Date PSA CPR

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Deal Comments

Tranche Details

Des:	PD	P-Des:	PD
Cusip:		Description:	SENIOR
Orig. Bal:	158,975,200.00	Current Bal:	158,975,200.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.46	2.17	2.75	3.20	3.56	3.84	4.08
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.27	4.43	4.57	4.68	4.80	4.88	4.96	5.05	5.26	5.35

Settlement Date: 12/30/2003 Valuation Date: 11/20/2003 Yield Curve: USD Swap

Results

Prepay		100% PSA	250% PSA	500% PSA
Price 99:27	**Yield**	5.02	5.01	4.99
	Mod. Duration	5.16	3.93	2.78
Price 99:31	**Yield**	4.99	4.98	4.94
	Mod. Duration	5.17	3.94	2.78
Price 100: 3	**Yield**	4.97	4.94	4.90
	Mod. Duration	5.17	3.94	2.78
Price 100: 7	**Yield**	4.95	4.91	4.86
	Mod. Duration	5.18	3.95	2.78
Price 100:11	**Yield**	4.92	4.88	4.81
	Mod. Duration	5.18	3.95	2.79
Price 100:15	**Yield**	4.90	4.85	4.77
	Mod. Duration	5.18	3.95	2.79
Price 100:19	**Yield**	4.87	4.82	4.72
	Mod. Duration	5.19	3.96	2.79

Security	% of Orig. Bal	Face Value
WAMU-03S13 PD (II-2-A-1)	100.00	158,975,200.00

*** Please see attached document for detailed scenario assumptions used. ***